Filed Pursuant to Rule 253(g)(2)
File No. 024-10566

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 3 DATED DECEMBER 6, 2016
TO THE OFFERING CIRCULAR DATED SEPTEMBER 30, 2016

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated September 30, 2016 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 5, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Status of our Offering
•	Declaration of Dividend; and
•	Asset acquisitions.

Status of our Offering

As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on October 5, 2016.

As of December 5, 2016, we had raised total gross offering proceeds of approximately $5,000,840 million from settled subscriptions (including the $100,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 500,084 of our common shares.

The Offering is expected to terminate on or before September 29, 2018, unless extended by our manager, Fundrise Advisors, LLC (our “Manager”), as permitted under applicable law and regulations.

Declaration of Dividend

On November 30, 2016, the Manager of the Company declared a daily distribution of $0.0013698630 per share (the “December 2016 Daily Distribution Amount”) (which equates to approximately 5.00% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on December 1, 2016 and ending on December 31, 2016 (the “December 2016 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the December 2016 Distribution Period and the distributions are scheduled to be paid prior to January 21, 2017. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein and a constant per-share purchase price of $10 per share.

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – Enclave at Lake Ellenor JV, LLC

On November 30, 2016, we directly acquired ownership of a “majority-owned subsidiary”, Enclave at Lake Ellenor JV, LLC (the “RSE REM Controlled Subsidiary”), for an initial purchase price of $7,650,000, which is the initial stated value of our equity interest in the RSE REM Controlled Subsidiary (the “RSE REM Investment”). The RSE REM Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized garden-style multifamily property totaling 296 units located at 2100 W Oak Ridge Road in Orlando, FL (the “Enclave at Lake Ellenor”). The closing of both the initial RSE REM Investment and the Lake Ellenor property occurred concurrently. The RSE REM Investment was funded with $650,000 in proceeds from our Offering and $7 million in proceeds from that certain Promissory Grid Note by and between us and our sponsor.

The RSE REM Controlled Subsidiary is managed by the principals of Robbins Electra Management (“REM”), a real estate owner-operator partnership, founded in 2015, focused on the acquisition, development, and operation of multi-family properties in growth markets in the Southeastern region of the United States. REM has acquired over 51 multi-family properties, representing 15,000 units.

Pursuant to the agreements governing the RSE REM Investment (the “RSE REM Operative Agreements”), our consent is required for all major decisions regarding any properties owned by the RSE REM Controlled Subsidiary, including the Lake Ellenor Property. In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our sponsor, earned an origination fee of approximately 2.0% of the RSE REM Investment, paid directly by the RSE REM Controlled Subsidiary.

The Lake Ellenor Property, which is held through Enclave at Lake Ellenor, LLC, a wholly-owned subsidiary of the RSE REM Controlled Subsidiary, was acquired for a purchase price of approximately $26.2 million. REM anticipates additional hard costs of approximately $2.20 million to perform common area and unit improvements, as well as additional soft costs and financing costs of approximately $1.48 million, bringing the total projected project cost for the Lake Ellenor Property to approximately $29.88 million. To finance the acquisition of the Lake Ellenor Property, a $19.68 million senior secured loan, with a ten (10) year initial term at a 4.46% interest rate with five-years interest only, was provided by Key Bank- Fannie Mae (the “Lake Ellenor Senior Loan”), with the remaining equity contributions to the RSE REM Controlled Subsidiary being contributed 75% by the Company and 25% by REM and its affiliates.

As of the closing date, the Lake Ellenor Senior Loan had an approximate LTC ratio of 65.9%. The LTC, or the loan-to-cost ratio, is the approximate amount of the total debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC as a measure of leverage for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved or that the LTC ratio will not vary at points over the course of ownership.

The Lake Ellenor Property is a 296-unit stabilized garden-style multifamily complex built in 1973 and located in Orlando, FL. The subject is wood-frame construction and features 31 two story residential buildings. Common amenities include a clubhouse, outdoor pool, BBQ area, exercise room, clubhouse/office, and playground.

The Orlando market presents a strong opportunity arising from robust demographic and economic fundamentals leading to strong multifamily demand. Orlando has been among the fastest growing MSAs in the US for both population and jobs, and was the top performer in both for the last six years. A fast-growing economic basis composed of leading centers of tourism, education, and aerospace research will continue to provide a firm foundation for the future.